                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                               Rand Acquisition Corp.

                                (NAME OF ISSUER)

                   Units, each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock

                         (TITLE OF CLASS OF SECURITIES)


                                    752182204

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 521-0975




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  October 28, 2004


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 6 Pages)

CUSIP No. 752182204                  13D                  Page 2 of 6 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [ ]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER          400,000
      UNITS
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        0
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     400,000
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    400,000

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS  [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       8.7%

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14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 6 Pages)

CUSIP No. 752182204                  13D                    Page 3 of 6 Pages



ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Units, ("Units") each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock

         Name and Address of Issuer

            Rand Acquisition Corp
            450 Park Avenue, 10th Floor
            New York, NY 10022




ITEM 2 IDENTITY AND BACKGROUND


	This statement is being filed by Hummingbird Management, LLC
(f/k/a Morningside Value Investors, LLC), a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022.
Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF"),to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund"), and to The Hummingbird Concentrated Fund, L.P. (the "Concentrated Fund"), and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund, and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended
("Rule 13d-3"), to be the beneficial owner of the Units owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of HVF Capital (f/k/a Morningside Capital, LLC) ("HVF Capital"), the general partner of HVF, Microcap Fund, and Concentrated Fund.

         Both HVF, Microcap Fund, and Concentrated Fund are Delaware limited partnerships whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HVF Capital is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HVF Capital is 460 Park Avenue, 12th Floor, New York, New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Concentrated Fund, Mr. Sonkin or HVF Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.


			  (Page 3 of 6 Pages)

CUSIP No. 752182204                  13D                   Page 4 of 6 Pages

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of November 9, 2004, Hummingbird has caused each of HVF, Microcap Fund and Concentrated Fun to invest approximately $1,006,200, $1,121,400, and $272,400, respectively, in the Units of the Issuer using their respective working capital.

ITEM 4 PURPOSE OF TRANSACTION

         The Units were acquired for investment purposes. However, the Reporting Persons may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may affect control of the Issuer and/or may relate to the following:
the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws.
The Reporting Persons intend to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Persons, the Reporting
Persons may, directly or indirectly, purchase additional Units of the Issuer or dispose of some or such Units in open-market transaction or privately negotiated transactions.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	         (a) - (b) As the holder of sole voting and investment authority over the Units owned by HVF, the Microcap Fund, and the Concentrated Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 400,000 Units representing approximately 8.7% of the outstanding
Units of the Issuer (based upon 4,600,000 Units outstanding as of November
9, 2004, according to EarlyBirdCapital, Inc., the representative of the underwriters in the IPO. Hummingbird disclaims any economic interest or beneficial ownership of the Units covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Units deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 400,000 Units representing approximately 8.7% of the outstanding
Units of the Issuer (based upon 4,600,000 Units outstanding as of November
9, 2004, according to EarlyBirdCapital, Inc., the representative of the underwriters in the IPO. Hummingbird disclaims any economic interest or beneficial ownership of the Units covered by this Statement.

			  (Page 4 of 6 Pages)

CUSIP No. 752182204                  13D                   Page 5 of 6 Pages



         (c) Hummingbird caused HVF to effect transactions in the Units during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      Units        PRICE/UNIT
   ----              ----                      ------         -----------
10/28/04	initial public offering		167,700 	6.00




               Hummingbird caused Microcap Fund to effect transactions in the Units during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      Units        PRICE/UNIT
   ----              ----                      ------      -----------
10/28/04	initial public offering		186,900 	6.00



		Hummingbird caused Concentrated Fund to effect transactions in the Units during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      Units       PRICE/UNIT
   ----              ----                      ------      -----------
10/28/04	initial public offering		45,400   	6.00



         (d)      Inapplicable.

         (e)      Inapplicable.


			  (Page 5 of 6 Pages)

CUSIP No. 752182204                  13D                   Page 6 of 6 Pages

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.



ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

	 Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 9, 2004

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member